UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from _______ to _______
Commission File Number 001-12209
A.	Full title of the plan and address of the plan, if different from the issuer named below
RANGE RESOURCES CORPORATION
401 (k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office
Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas, 76012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Range Resources Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 24, 2011

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$35,260,513	$32,654,375
Common collective trust	7,075,278	7,537,078
Self-directed brokerage	42,839	—
Range Resources Corporation common stock	29,712,246	31,811,392

Total investments at fair value	72,090,876	72,002,845

Participant contribution receivable	—	128,945
Employer contribution receivable	—	112,657
Notes receivable from participants	891,180	989,907

Total assets	72,982,056	73,234,354

Liabilities
Liability for excess contributions	—	—

Net assets available for benefits at fair value	72,982,056	73,234,354

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contract	(187,378)	(125,232)

Net assets available for benefits	$72,794,678	$73,109,122

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009
Additions to net assets
Investment income:
Net realized and unrealized gains on investments	$1,085,575	$16,639,155
Interest and dividends	969,746	849,828

Total investment income	2,055,322	17,488,983

Cash contributions:
Participants	4,653,003	5,010,498
Employer match	3,032,425	3,188,749
Rollover and other	760,747	539,313

Total cash contributions	8,446,175	8,738,560

Total additions to net assets	10,501,496	26,227,542

Deductions from net assets
Benefits paid to participants	(10,815,940)	(4,004,493)

Total deductions from net assets	(10,815,940)	(4,004,493)

Net increase (decrease) in net assets available for benefits	(314,444)	22,223,049

Net assets available for benefits at beginning of year	73,109,122	50,886,073

Net assets available for benefits at end of year	$72,794,678	$73,109,122

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
A. Description of the Plan
Plan Description
     The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
      During 2010, we sold our Ohio properties which resulted in the elimination of a significant number of employees. Along with this sale, we also executed a partial Plan termination. In accordance with the guidelines of partial plan terminations, the Company has fully vested all employees taking distributions from the Plan who were terminated during 2010.
General
     The Plan was established effective January 1, 1989 as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.
Contributions
     Participants may contribute up to 75% of their pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of up to 75% of pre-tax compensation or a participant may make a Roth IRA deferral which is taxed differently than the pre-tax deferral.
     The Company has an automatic enrollment feature under the Plan after a participant meets a 60-day service requirement. Those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan with contributions equal to 3% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on each anniversary date up to a maximum of 6%.
     Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.
     Participants must be employed on the last day of the Plan year, and complete 1,000 hours of service during the Plan year to be eligible to receive profit sharing contributions. Each year the Board of Directors may determine the percentage of employee salaries that the Company will contribute as a profit sharing contribution. This contribution is discretionary and the Company did not make any profit sharing contributions in either 2010 or 2009.
     At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary deferrals of the participants. The Board did not elect any matching contributions in 2010 or 2009.
     Beginning January 1, 2008, the Company began a Qualified Automatic Safe Harbor Matching Contribution (“QASH”) in the amount of 100% of the first 6% of deferred compensation. QASH contributions were approximately $3,032,000 and $3,189,000 during 2010 and 2009, respectively.

A. Description of the Plan — continued
Participant Accounts
     Each participant’s account is credited with the participant’s elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
     Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2008 vesting in the Company Qualified Automatic Safe Harbor Matching Contribution portion of accounts plus actual earnings thereon is as follows:

Years of Service	Vested Percentage

Less than One (1) year	0%
One (1) year	50%
Two (2) years	50%
     A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service. Prior to 2008, Company contributions were subject to the following vesting schedule:

Years of Service	Vested Percentage

Less than One (1) year	0%
One (1) year	40%
Two (2) years	80%
Three (3) or more years	100%
Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for current outstanding loans ranged from 5.25% to 10.25%. Principal and interest are paid ratably through payroll deductions.
Benefit Payments
     Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sum distributions, installment payments, or through the purchase of an annuity contract. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited. See additional discussion below.
     A participant may receive a hardship distribution from salary deferrals if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) on account of funeral or burial expenses relating to the death of the

A. Description of the Plan — continued
Benefit Payments — continued
participant’s deceased parent, spouse, child or dependant; or (6) on account of casualty expenses to repair damage to the participant’s principal residence.
Forfeitures
     All forfeitures are used to fund Plan expenses.
Recently Issued Accounting Pronouncements
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements, which requires additional disclosures on transfers in and out of Level I and Level II and on activity for Level III fair value measurements. The new disclosures and clarifications of existing disclosures are effective for reporting periods beginning after December 15, 2009, except for the disclosures of Level III activity, which are effective for fiscal years beginning after December 15, 2010. The Plan’s adoption of the Level I and II disclosure guidance, effective January 1, 2010, did not have a material impact on the reported net assets or changes in net assets. The adoption of the Level III disclosure guidance is not expected to have a material impact on the reported net assets or changes in net assets.
     In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Plan Accounting Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires loans to participants to be classified as notes receivable from participants, segregated from Plan investments. Further, this new guidance requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest, rather than at fair value. The ASU was effective for financial statements issued for annual periods ending after December 15, 2010, and was adopted by the Plan in the year ended December 31, 2010.
B. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
     The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the mutual funds and Range Resources Corporation common stock. The self-directed brokerage investments are valued based on the year-end net asset value of the mutual fund shares. The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end. These investments are subject to market or credit risks customarily associated with equity investments.

B. Summary of Significant Accounting Policies — continued
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year.
     Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.
     Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The fair value of the investment in the common collective trust is presented in the Statement of Net Assets Available for Benefits as well as the adjustment of the investment in the common collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefit is prepared on a contract value basis.
Contributions
     Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.
Payment of Benefits
     Benefits are recorded when paid.
Plan Expenses
     Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements. The Plan Sponsor paid Plan expenses on behalf of the Plan of approximately $20,000 in 2010 and $31,000 in 2009.
Notes Receivable From Participants
     Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.
C. Investments
     Participants may direct their 401(k) salary deferrals and employer contributions to be invested into any of the twenty-three investment funds and one common collective trust offered by the Plan as well as the Range Resources Corporation common stock. Beginning in 2010, a self-directed brokerage account was added where monies are invested in mutual funds and investment decisions are directed by employees. Employees are limited to a maximum investment in the self-directed brokerage account of 50% of their 401k investment balance.
     The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2010

Range Resources Corporation common stock	$29,712,246
DWS Stable Value Trust-Institutional Shares	7,075,278
American Funds — The Growth Fund of America —Class R3	6,049,583

C. Investments — continued

Description	2009

Range Resources Corporation common stock	$31,811,392
DWS Stable Value Trust-Institutional Shares	7,537,078
American Funds—The Growth Fund of American —Class R3	6,572,519
     Common stock of the Company represented approximately 41% of net assets available for benefits at December 31, 2010 compared to 44% of net assets available for benefits at December 31, 2009.
     During 2010 and 2009, the composition of the Plan’s net realized and unrealized gains and (losses) on investments was as follows:

	2010	2009

Mutual funds	$3,863,807	$6,262,321
Range Resources Corporation common stock	(2,778,232)	10,376,834

	$1,085,575	$16,639,155

D. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Company has adopted an ADP Retirement Services prototype plan which has been approved by the IRS for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
E. Forfeitures
     At December 31, 2010 the balance in the forfeiture account approximated $41,000 and approximated $35,000 at December 31, 2009.
F. Transactions with Parties-in-Interest
     Participants have the option to invest their salary deferrals into the Company’s common stock. In addition, the Plan invests in shares of mutual funds managed by DWS Trust Company (“DWS”). DWS acts as trustee for these investments as defined by the Plan. Transactions in such investments qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.
G. Plan Termination
     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

H. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits as of December 31, 2010 and 2009, per the financial statements to the Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$72,794,678	$73,109,122
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	187,378	125,232

Net assets available for benefits per the Form 5500	$72,982,056	$73,234,354

     The following is a reconciliation of the net increase (decrease) in net assets available for benefits for the twelve months ended December 31, 2010 and 2009, per the financial statements to the Form 5500:

	2010	2009

Net increase (decrease) in net assets available for benefits per the financial statements	$(314,444)	$22,223,049
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	62,146	560,746

Net increase (decrease) in net assets available for benefits per the Form 5500	$(252,298)	$22,783,795

     The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s financial statements. The modified cash basis of accounting was used in preparing the Form 5500, whereas the Plan’s financial statements have been prepared on the accrual basis of accounting as required by accounting principles generally accepted in the United States of America. For 2010 and 2009, the common collective trust is adjusted from fair value to contract value.
I. Fair Value Measurements
     In accordance with Generally Accepted Accounting Principles in the United States of America, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.
Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

I. Fair Value Measurements — continued
Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
     The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. The following tables present the fair value hierarchy table for assets and liabilities measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2010 Using
		Quoted Prices in
	Total Carrying	Active Markets	Significant	Significant
	Value as of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Mutual funds:
Income funds	$4,702,902	$4,702,902	—	—
Growth and income funds	5,852,826	5,852,826	—	—
Growth funds	15,175,105	15,175,105	—	—
Aggressive growth funds	9,529,680	9,529,680	—	—

Total mutual funds	35,260,513	35,260,513	—	—

Range Resources common stock	29,712,246	29,712,246	—	—
Common collective trust	7,075,278	—	7,075,278	—
Self-directed brokerage	42,839	42,839	—	—

Total investment at fair value	$72,090,876	$65,015,598	$7,075,278	$—

		Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in
	Total Carrying	Active Markets	Significant	Significant
	Value as of	for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Mutual funds
Income funds	$4,679,744	$4,679,744	—	—
Growth and income funds	4,003,953	4,003,953	—	—
Growth funds	15,701,208	15,701,208	—	—
Aggressive growth funds	8,269,470	8,269,470	—	—

Total mutual funds	32,654,375	32,654,375	—	—

Range Resources common stock	31,811,392	31,811,392	—	—
Common collective trust	7,537,078	—	7,537,078	—

Total investment at fair value	$72,002,845	$64,465,767	$7,537,078	$—

I. Fair Value Measurements — continued
      These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Mutual funds in Level 1 are measured at fair value with a market approach using December 31, 2010 net asset values of the shares held by the Plan at year-end. Range Resources Corporation common stock in Level 1 is exchange traded and measured at fair value with a market approach using the December 31, 2010 closing price. The common collective trust in Level 2 is measured based on information reported by the investment advisor using the audited financial statements of the trust for the Plan’s year-end. Self-directed brokerage in Level 1 is measured at fair value with a market approach using December 31, 2010 net asset values of the mutual fund shares held by the Plan at year-end.

RANGE RESOURCES CORPORATION 401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
EIN: 34-1312571
Plan: 002

	(b)	(c)
	Identity of Isuue,	Description of Investment, including		(e)
	Borrower or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost Value	Value
*	Range Resources Corporation	Common Stock	**	$29,712,246
*	DWS	Stable Value Trust - Institutional Shares	***	7,075,278
	American Funds	The Growth Fund of America - Class R3	**	6,049,583
	Pimco	Total Return Fund - A	**	3,121,587
	Blackrock	Equity Dividend - A	**	2,990,008
	Oppenheimer	Global Fund - Class N	**	2,900,052
	Blackrock	U. S. Opport Port	**	2,603,779
	Allianz	NFJ Small Cap Value - A	**	2,237,593
*	DWS	Equity 500 Index Fund - Investment Class	**	2,074,661
	T. Rowe Price	Retirement 2030 Fund	**	1,672,436
	Harbor	International Fund - Investor	**	1,542,472
	Blackrock	Global Allocation Fund - A	**	1,509,223
	T. Rowe Price	Retirement 2015 Fund	**	1,488,211
	Pimco	Real Return Fund - A	**	1,301,033
	Columbia	Mid Cap Value Opp Fund - R3	**	1,191,751
	Alger	Small Cap Growth Institutional - R	**	1,164,630
	RS	Emerging Markets Fund - A	**	855,787
*	DWS	RREEF Real Estate Securities Fund - Class A	**	829,146
	T. Rowe Price	Retirement 2020 Fund	**	722,369
	T. Rowe Price	Retirement Income Fund	**	336,137
	Oppenheimer	International Bond Fund	**	280,282
	Davis	New York Venture Fund -A	**	265,324
	T. Rowe Price	Retirement 2040 Fund	**	92,344
	T. Rowe Price	Retirement 2050 Fund	**	32,106
	Self-directed brokerage	Various investments in mutual funds	**	42,839
*	Participant loans	5.25%-10.25% ; 1-5 years	-0-	891,180

				$72,982,056

*	A party-in-interest as defined by ERISA

**	Cost not necessary due to participant-directed investements in mutual funds, common collective trust and common stock

***	Reported at fair value in accordance with Form 5500

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN
Date: June 24, 2011	/s/ Roger S. Manny
Roger S. Manny, Trustee

Exhibit Index

NUMBER	Exhibit

23*	Consent of independent registered public accounting firm

99.1*	Certification of the December 31, 2010 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith